UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934

For the Month of September 2011

Commission File No.:  001-33514

TRANSITION THERAPEUTICS INC.

101 College Street, Suite 220, Toronto, Ontario, Canada  M5G 1L7
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.Form 20-F   ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):Yes  ☐ No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):Yes  ☐ No  ☒

A copy of the Registrant’s Annual Information Form for the fiscal year ended June 30, 2011, its Management’s Discussion and Analysis for the fiscal year ended June 30, 2011 and its Consolidated Financial Statements for the fiscal years ended June 30, 2011 and 2010 are furnished herewith and are incorporated by reference into the following Registration Statements:

Registration Statement on Form F-10 No. 333-162194
Registration Statement on Form S-8  No. 333-157279

EXHIBITS

The following information is furnished to the SEC as part of this report on Form 6-K:

Exhibit No.	Document

99.1	Annual Information Form for the fiscal year ended June 30, 2011.

99.2	Management’s Discussion and Analysis for the fiscal year ended June 30, 2011.

99.3	Consolidated Financial Statements for the fiscal years ended June 30, 2011 and 2010.

99.4	Press Release dated September 19, 2011: “Transition Therapeutics Announces Fiscal 2011 Year End Financial Results.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TRANSITION THERAPEUTICS INC.

Date: September 19, 2011	By:	/s/ Elie Farah
	Name:	Elie Farah
	Title:	President and Chief Financial Officer